SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          FORM 8-A/A-2

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                         IMC GLOBAL INC.
     (Exact name of registrant as specified in its charter)

       DELAWARE                            36-3492467
(State of Incorporation)      (IRS Employer Identification No.)

          2100 SANDERS ROAD
         NORTHBROOK, ILLINOIS                     60062

(Address of Principal Executive Offices)        (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class        Name of Each Exchange on Which
     to be so Registered         Each Class to be Registered


       Preferred Share               New York Stock Exchange

       Purchase Rights               Chicago Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                             None
Item 1.   Description of Registrant's Securities to be Registered

           By amendment dated August 17, 1995, by amendment effective April 29, 1993 (the "April 29 Amendment"), and by amendment dated as of January 12, 1996 (the "January 12 Amendment"), IMC Global Inc., a Delaware corporation (the "Company") and The First National Bank of Chicago (the "Rights Agent") amended the Rights Agreement, dated as of June 21, 1989, between the Company and the Rights Agent. All references herein to the "Rights Agreement" shall mean the Rights Agreement as so amended. A Registration Statement on Form 8-A/A was filed on September 7, 1995 to reflect the August 17, 1995 amendment to the Rights Agreement.

           On October 19, 1995, the Board of Directors of the Company declared a two-for-one stock split (the "Stock Split") which was effected in the form of a stock dividend distributed on November 30, 1995 to holders of record at the close of business on November 15, 1995.

          In order to reflect the April 29 Amendment and the January 12 Amendment and the effects of the Stock Split on the rights issued pursuant to the Rights Agreement, the description contained under the section "Item 1. Description of Registrant's Securities to be Registered" in the Registration Statement on Form 8-A/A dated September 7, 1995, which amended the Registration Statement on Form 8-A, dated June 23, 1989, is hereby amended by deleting such description in its entirety and inserting the following in lieu thereof:

          "On June 21, 1989, the Board of Directors of IMC Global Inc., formerly known as IMC Fertilizer Group, Inc. (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $1.00 per share (the "Common Shares"), of the Company. The dividend was payable on July 12, 1989 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one two-hundredth of a share of Junior Participating Preferred Stock, Series C, par value $1.00 per share (the "Preferred Shares"), of the Company, at a price of $75 per one two-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of June 21, 1989, as amended (the "Rights Agreement"), between the Company and The First National Bank of Chicago, as Rights Agent (the "Rights Agent").

           Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a Summary of Rights attached thereto. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person" has become such inadvertently and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an "Acquiring Person," then such Person shall not be deemed to be an "Acquiring Person" for any purpose under the Rights Agreement.

           The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of a Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the Close of Business (as defined in the Rights Agreement) on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

           The Rights are not exercisable until the Distribution Date. The Rights will expire on June 21, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

           The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

           The number of outstanding Rights and the number of one two-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 200 times the dividend declared per Common Share. In the event of liquidation, the holders of the
     Preferred Shares will be entitled to an aggregate payment of 200 times the aggregate payment made to holders of Common Shares. Each Preferred Share will have 200 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 200 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

           Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one two-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

           In the event that, after a Shares Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold or otherwise transferred (other than the transfer pursuant to the Contribution Agreement dated as April 5, 1993, as amended, between Freeport-McMoRan Resource Partners, Limited Partnership, a Delaware limited partnership and the Company) proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its affiliates and associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. If the Company does not have sufficient Common Shares to satisfy such obligation to issue Common Shares, or if the Board of Directors so elects, the Company shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the Common Shares issuable upon exercise of a Right; provided, that if the Company fails to meet such obligation within 30 days following the later of (x) the first occurrence of an event triggering the right to purchase Common Shares and (y) the date on which the Company's right to redeem the Rights expires, the Company must deliver, upon exercise of a Right but without requiring payment of the exercise price then effect, Common Shares (to the extent available) and cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Right and the exercise price then in effect. The Board of Directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.

           At any time after the acquisition by an Acquiring Person of beneficial ownership of 15% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Shares at an exchange ratio of one-half of the number of Common Shares which each holder of a Right would have a right to receive upon exercise of a Right after giving effect to the adjustment set forth in Section 11(a)(ii) of the Rights Agreement or one two-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

           With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one two-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

           At any time prior to the acquisitions by an Acquiring Person of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.005 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

           The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).

           Until a Right is exercised, the holder thereof, as such will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

           The Company's Board of Directors has initially reserved for issuance upon exercise of the Rights 3,000,000 Preferred Shares.

           The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not affect any prospective offeror willing to negotiate with the Board of Directors. The Rights will not interfere with any merger or other business combination approved by the Board of Directors because the Board of Directors may, at its option, at any time until such time as a person becomes an Acquiring Person, redeem all but not less than all of the outstanding Rights at the Redemption Price.

           In addition, certain provisions of the Company's Restated Certificate of Incorporation (the "Restated Certificate") and By-laws may have certain anti-takeover effects. The Restated Certificate provides that: (i) action by stockholders of the Company may be taken only at annual or special meetings and may not be affected by written consent; (ii) the Company may not purchase outstanding Common Shares at a price above the Market Price from a person known by the Company to be a Selling Stockholder (as those terms are defined in the Restated Certificate) without the affirmative vote of holders of a majority of the outstanding Common Shares, unless the purchase is made by the Company on the same terms and as a result of a duly authorized offer to purchase any and all the outstanding Common Shares; and (iii) any Business Combination with an Interested
     Stockholder (as those terms are defined in the Restated Certificate) requires either vote of holders of 80% of the outstanding shares of voting stock, the affirmative vote of a majority of Disinterested Directors (as defined in the Restated Certificate) or that the transaction satisfy certain fair price criteria. In addition, the By-laws provide that stockholders may make a nomination or nominations for director or may bring up any other matter for stockholder action at a meeting of stockholders only if the stockholder has complied with certain notice procedures set forth in the By-laws.

Item 2.  Exhibits

Exhibit
  No.                         Description

  3.1     Restated   Certificate  of  Incorporation  of   the   Company
          (incorporated by reference to Exhibit 3.1 to the Company's Report on Form 8-K dated November 1, 1994).

  3.2 Certificate of Amendment to Restated Certificate of Incorporation, dated October 23, 1995 (incorporated by reference to Exhibit 3.5 to the Company's Registration Statement on Form 8-A/A-1 filed on January 12, 1996).

  3.3 Bylaws of the Company (incorporated by reference to Item 5 of the Company's Report on Form 8-K dated July 2, 1991).

  4.1 Rights Agreement dated June 21, 1989 between the Company and The First National Bank of Chicago, as rights agent (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30,
          1989).

  4.2 Amendment to Rights Agent, effective on April 29, 1993, between the Company and The First National Bank of Chicago, as rights agent (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form 8-A/A-1 filed on January 12, 1996).

  4.3 Amendment to Rights Agreement, dated as of August 17, 1995, between the Company and The First National Bank of Chicago, as rights agent (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A/A filed on September 7, 1995).

  4.4 Amendment to Rights Agreement, dated as of January 12, 1996, between the Company and The First National Bank of Chicago, as rights agent (filed herewith).


                               SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  January 24, 1996

                              IMC GLOBAL INC.



                              By:   Marschall I. Smith
                                    Marschall Smith

Senior Vice President,
                                    Secretary and General
                                    Counsel


INDEX TO EXHIBITS

Exhibit
  No.                         Description

  3.1     Restated   Certificate  of  Incorporation  of   the   Company
          (incorporated by reference to Exhibit 3.1 to the Company's Report on Form 8-K dated November 1, 1994).

  3.2 Certificate of Amendment to Restated Certificate of Incorporation, dated October 23, 1995 (incorporated by reference to Exhibit 3.5 to the Company's Registration Statement on Form 8-A/A-1 filed on January 12, 1996).

  3.3 Bylaws of the Company (incorporated by reference to Item 5 of the Company's Report on Form 8-K dated July 2, 1991).

  4.1 Rights Agreement dated June 21, 1989 between the Company and The First National Bank of Chicago, as rights agent (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30,
          1989).

  4.2 Amendment to Rights Agent, effective on April 29, 1993, between the Company and The First National Bank of Chicago, as rights agent (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form 8-A/A-1 filed on January 12, 1996).

  4.3 Amendment to Rights Agreement, dated as of August 17, 1995, between the Company and The First National Bank of Chicago, as rights agent (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A/A filed on September 7, 1995).

  4.4 Amendment to Rights Agreement, dated as of January 12, 1996, between the Company and The First National Bank of Chicago, as rights agent (filed herewith).